UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March 2005

                        Commission File Number: 0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:

                                                           Sequential
     Exhibit                 Description                   Page Number
     -------                 -----------                   -----------

       1.         Press release, dated March 1 , 2005            4












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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: March 7, 2005                 By: /s/ Dafna Gruber
                                       ---------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer











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

                                    EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com      carmen.deville@alvarion.com
-------------------------      ---------------------------


                              FOR IMMEDIATE RELEASE


                  BLUE SKY NET AND W3 CONNEX INSTALL ALVARION'S
            WIRELESS BROADBAND NETWORK TO CONNECT 121 COMMUNITIES IN
                                 ONTARIO, CANADA

                                   - - - - - -

    Community-Based Network To Cover Population Of 117,000 Over 50,000 Square
                           Kilometers of Rural Terrain


Mountain View, California, City of North Bay, Ontario, Canada, March 1, 2005 - Alvarion Ltd, (NASDAQ: ALVR), the global leader in wireless broadband solutions and specialized mobile systems, and Blue Sky Net, a non-profit Canadian community-based network (CBN) today announced the launch of a regional wireless broadband network in rural Ontario, Canada using Alvarion's BreezeACCESS VL. The CBN will cover 121 communities over 50,000 square kilometers. Alvarion has received orders to supply over $1 million of broadband wireless equipment.

Civic leaders have been working to attract new companies to the Blue Sky Region, such as technology firms, but most area residents lack high-speed Internet availability and the 117,000 population spread over such a large area make using wired infrastructure cost prohibitive. Formed to champion the provision of broadband services to rural areas, the non-profit Blue Sky Net secured critical funding from Canada's federal Broadband for Rural and Northern Development, or BRAND, program and the provincial government of Ontario. W3 Connex Inc. was chosen as the owner operator partner for the project and will provide approximately two-thirds of the total CAPEX for this project. mmwave Technologies Inc., an Alvarion partner, is W3's wireless integrator partner spearheading the designing and building of the entire network.

"We are very excited that our partnership with Alvarion has allowed us to meet W3's requirement to build a broadband network for the Blue Sky Region project and believe that the combination of our wireless engineering expertise with Alvarion's industry leading products will enable W3 to



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

meet or exceed it's vision of becoming the industry leader in its market space," said Brad Poulos, President of mmwave Technologies.

"The Blue Sky project shows what is possible when civic leaders and private industry work together to solve problems," noted Scott Mannering, manager of the Blue Sky project. "But even with great intentions, none of this would have been possible without the vision and hard work of W3 Connex, the superior wireless engineering abilities of mmwave technologies, and the tremendous capabilities of the Alvarion solution. Our region is known for its timber, so we never imagined this was possible with wireless."

"We have already heard from many local residents who want the ability to go online to upgrade their skills right from their own homes, something that now requires travel and time away from the community," commented Brian Walters, President and CEO, W3 Connex Inc. "It's great that so many people in Northern Ontario know that broadband access provides tremendous value for little cost. It's a win-win, for the resident, for the community and for us as an operator."

"Alvarion is delighted to participate in this unique collaboration that brings broadband to rural Canadian communities. The economic benefits to the community reinforces why BreezeACCESS is the world's number one wireless broadband solution," said Amir Rosenzweig, President of Alvarion, Inc. "The vision and commitment of community champions, like those found at every level of the Blue Sky project, to bring cost effective technologies such as wireless broadband into widespread civic use is a model for duplication all throughout Canada."

            About W3 Connex Inc.
            W3 offers high-speed connectivity solutions that use redundant fibre-based backbone networks (where available) and fixed wireless systems that are engineered to the highest level of performance and availability. W3 utilizes "best-in-class" wireless technologies from industry leading manufacturers and plans to replicate its business model into other regions of Canada and the US once successfully deployed in Ontario. The company's website is www.w3connex.com.

            About mmwave Technologies Inc

            Founded in 1991, mmwave Technologies is one of Canada's fastest growing communication companies. The company provides a full range of wireless and networking solutions including components, test systems, and turnkey networks. mmwave is an award winning, Canadian-owned, ISO 9000 registered company. The company's website is www.mmwave.com.

About Alvarion

With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators.



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


Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission. Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.



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